

VALOR GOLD

Valor Gold offers an investment opportunity to own a part of a newly formed, aggressive exploration company with two properties located in the heart of one of Nevada's major gold trends - THE BATTLE MOUNTAIN-EUREKA GOLD BELT - a prolific gold belt containing at least 50 million known ounces of gold.

FORWARD LOOKING INFORMATION

This presentation contains "forward-looking information" within the meaning of applicable US securities regulations. Forward-looking information includes, but is not limited to, statements with respect to the future price of minerals and the effects thereof, the timing and amount of estimated capital expenditures, costs and timing of proposed activities, plans and budgets for and expected results of exploration activities, exploration and permitting time-lines, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, the availability of further acquisition opportunities and Valor Gold Corp.'s ("VGC") use of the proceeds from financings. This forward-looking information is based on certain assumptions that VGC believes are reasonable, including that the current price of and demand for minerals being targeted by VGC will be sustained or will improve, that VGC's current exploration programs and objectives can be achieved, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that VGC will not experience any material accident, labor dispute, or failure of plant or equipment. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of VGC to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, that VGC has a limited operating history, resource exploration and development is a speculative business, VGC may lose or abandon its interest in its properties. VGC's ability to raise additional funds by equity financing and the fluctuating price of gold, as well as the other factors shall be taken into consideration. Although VGC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward- looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof. Except as required under applicable securities legislation, VGC does not intend, and does not assume any obligation, to update this forward-looking information.

WHY INVEST IN VALOR GOLD?

Valor is NOT just another junior exploration company. Consider these facts:

- One of the largest land package in a major gold district
- Potential New Gold Belt
- Surface and Drilled Gold
- Advanced Exploration Program – Drill Targets Defined, Majority Of Our Priority Targets Permitted and Drill Ready
- Carlin-type Host Rocks Recently Discovered Containing Gold.
- Similar Geological Setting To Newmont's Rain Gold Deposit & Gold Standard Ventures' New Railroad Gold Discovery
- Pershing Gold (PGLC) is the largest shareholder
- Dr. Philip Frost is a key shareholder
- Land deal with Centerra Gold ($1.8B market cap company)
- Land deal with Paramount Gold ($325mm market cap company and significant shareholder)
- Leading Industry Technical Team – Geologist, Geophysicist and Geochemist



Barrick
Newmont
Thunder Mtn Resources
Other
Newmont
Newmont
Newmont
Allied Nevada Gold
VALOR GOLD
WC Gold
Allied Nevada Gold
WC GOLD
Patented
Private
FMC-Imco Services
VALOR GOLD
Millie Bay Ventures
4000 Feet

THE HEART OF GOLD COUNTRY

Focused on Gold Discovery in Nevada

Nevada is one of the most prolific gold regions in the world.

Nevada has the fourth largest gold reserves in the world behind China, Australia and South Africa.

Over 300 million ounces of gold have been discovered.


Carlin Trend
Rabbit Creek Trend
Long Canyon
Battle Mtn-Eureka Trend
NORTH-CENTRAL NEVADA
LOCATION/ACCESS MAP
Valor Gold
Major Gold Mine or Deposit
Major Gold Trend
Caetano Caldera

Over 152 million ounces of gold have been mined since 1835 at a value in excess of $230 billion at current pricing.

Nevada continues to welcome gold exploration and mining.

New technologies have expedited recent discoveries.

Source: "Update on Nevada Mineral Production and Exploration" Nevada Bureau of Mines and Geology by J. Price, et al.

WHY NORTH-CENTRAL NEVADA?

The Heart of Gold Country


Trend
Carlin Trend
Long Canyon
Rabbit Creek Trend
Battle Mtn-
Eureka Trend
NORTH-CENTRAL
NEVADA
LOCATION/ACCESS MAP
Valor Gold
Major Gold Mine or Deposit
Major Gold Trend
Caetano Caldera

Eighty percent (80%) of the gold mined in Nevada is from North-Central Nevada.

The Carlin Gold Trend has produced more than **60 million ounces of gold.**

The Battle Mountain-Eureka Gold Trend has produced more than **20 million ounces of gold.**

The Rabbit Creek Gold Trend has produced more than **20 million ounces of gold.**

The Caetano-Caldera Trend had a major crustal break that helped localize approximately **30+ million known ounces of gold.**

Source: "Update on Nevada Mineral Production and Exploration"
Nevada Bureau of Mines and Geology by J. Price, et al.

NORTH-CENTRAL NEVADA PROJECTS

Current Valor Gold Properties


Trend
Jerritt Canyon
Turquoise Ridge
Hycroft
Carlin
Elko
Gold Quarry
Long Canyon
Florida Canyon
Phoenix
Mountain
Carlin Trend
Rabbit Creek Trend
Cortez Hills
Bald Mountain
Battle Mtn-
Eureka Trend
Austin
Round Mountain
NORTH-CENTRAL
NEVADA
LOCATION/ACCESS MAP
Valor Gold
Major Gold Mine or Deposit
Major Gold Trend
Caetano Caldera

NEVADA IS A RENEWED GOLD FRONTIER

- New discoveries with deeper drilling
- Grades getting better at depth, waiting to be discovered
- Large gold deposits in new Nevada frontier

RED ROCK

- 11,900 acres (4,815 hectares) / 522 claims
- Geologic mapping, rock/soil sampling and geophysics completed
- All information uploaded in new GIS database
- 2013 drill targets defined
- Historical drilled gold

NORTH BATTLE MOUNTAIN

- 1,440 acres (593 hectares)
- Geologic mapping, rock/soil sampling and geophysics completed
- Drill targets defined

PROPERTY COMPARISON

Comparison of Newmont's Rain Gold Deposit & Gold Standard Ventures Railroad Discovery with Red Rock



RED ROCK PROPERTY



Phoenix Mine
8-10 million oz's
Owned by Newmont
Mining Corp. (NEM)
McCoy Cove Mine
6-8 million oz's
Owned by Newmont
Mining Corp. (NEM)
18 MILES
6 MILES
VALOR GOLD
Red Rock Property
15 MILES
20 MILES
Pipeline Mine
10-20 million oz's
Owned by Barrick
Gold Corp. (ABX)
Cortez Hills Mine
15 million oz's
Owned by Barrick
Gold Corp. (ABX)
Mt Lewis

RED ROCK PROPERTY

How Do We Know The Potential?


HORST/DOME
East
GSY on trend to South Rain Deposit
Rain Fault
RAIN GRABEN
West
EXPLANATION
Major fault showing metal fluid movement
Potential gold zone
Mafic dike
Collapse
Monzonite
CENTRAL TARGET
CAETANO GRABEN
HORST/DOME
NORTH TARGET (DIKES)
South
North
Red Rock Project
Valor Gold
Volcanics
postulated carbonate host rocks at Redrock
Monzonite

Abundant historical information generated by previous exploration companies that includes over $4 million spent on:

- Geologic mapping
- Rock and soil geochemistry
- Detailed gravity data
- Detailed aeromagnetic data
- Detailed CSAMT geophysical data
- Drill hole logs, assays, chips and core
- **Drilled gold in RRC: 98-05, 07-09, 11-15, 12-06 & 13-02**
- Recent drilling encountered Carlin-type host rocks containing gold
- Geologic setting similar to Newmont's Rain Gold deposit & Gold Standard Ventures' new Railroad Gold Discovery

Both surface gold, up to 0.38 ounces per ton (13.03 g/T), and shallow drilled gold have already been discovered on the property.

* Source: Data from Cameco (US) - 1996-97, Centerra (US), Inc, 2005 Annual Report, p.8.

RED ROCK GEOLOGY



Red Rock property is located at the intersections of three major gold trends:

- The Battle Mountain – Eureka Gold Trend a prolific gold belt containing at least 50 million known ounces of gold.

- The Rabbit Creek Gold Trend a gold belt containing at least 40+ million known ounces of gold.

- The Caetano Caldera Trend a major crustal break that helped localize approximately 20+ million known ounces of gold.

* Source: Wendt, 2003 - Nevada Mineral Trends - Nevada Bureau of Mines and Geology Open-file report 03-2 & Mathewson (Nevada Gold Holdings report).

RED ROCK CLAIM ACTIVITY


Barrick
Newmont
Thunder Mtn Resources
Other
Newmont
Newmont
Newmont
Allied Nevada Gold
VALOR GOLD
WC Gold
Allied Nevada Gold
WC GOLD
Patented
Private
FMC-Imco Services
VALOR GOLD
Millie Bay Ventures
4000 Feet

- Red Rock is the largest claim block in a very prolific region
  1. District scale opportunity
  2. Many defined and distinct drill targets
- In the heart of a major North Central Nevada gold trend
- Surrounded by world class companies – Newmont, Barrick and Allied Nevada
- Several word class mines within a 20 mile radius
- All historical geological work points to high potential for multiple major ore bodies (Gold deposits often cluster)

RED ROCK GOLD TARGETS



Four large gold targets (Northern, Central, Centerra and Southern) and associated trace elements occur over a 6.4 km (4 mile) distance (Target definition on 30 ppb gold-in-soil)

TRACE ELEMENT CONFIRMATIONS



RED ROCK PHOTO GALLERY

Drill core: 285-300 feet = 1.73 oz Ag

Drill core: 300-310 feet = 0.5 oz Ag









Reverse circulation drill Rig which produces bags of sample chips

NORTH BATTLE MOUNTAIN
Property Details



The North Battle Mountain property is located along the Northern Nevada Rift: a gold belt containing at least 8 million known ounces of gold.

Mineralization similar to Carlin-type gold systems.

NORTH BATTLE MOUNTAIN PROPERTY

How Do We Know The Potential?



Abundant information generated that includes:

- Geologic maps
- Abundant rock and soil geochemistry
- Detailed gravity data
- Detailed ground magnetic data
- Detailed CSAMT geophysics

Visible molybdenite, galena and sphalerite in surface rock.

PROPERTY SUMMARY

Why We Believe There May Be Potential…

➢ Location, Location, Location

➢ Shallow Drilled Gold

➢ Extensive Rock & Soil Geochemical Anomalies

➢ World Renowned Geological Advisory Board
   & Technical Team

➢ Geophysical Confirmation

➢ **Potential Major Gold Deposits**

PROFILE OF EXPLORATION TEAM

David S. Rector: Interim CEO / Director
Founder of Valor Gold and former President / Director of Pershing Gold Corp (f/n/a: Sagebrush Gold Ltd.). Thirty years of general management experience and well-versed in public company governance and protocol. Mr. Rector has served in an officer and/or director position with a several resource companies and presently serves as a director for Senesco Technologies Inc, Dallas Gold & Silver Companies and Standard Drilling Inc.

Arthur Leger: VP of Exploration, Chief Geo / Director / Member Geo. Advisory Board
Mr. Leger has over 35 years in the mining industry as a senior-level exploration geologist and manager. He has worked with Pershing Gold Corp, Cameco Gold Corp, Cyprus Metals Exploration, Hecla Mining, Gold Fields Mining Corp, Callahan Mining Co, Hanna Mining Co and others. He has successfully led exploration teams in discovering gold in Nevada.

James D. Davidson: Board of Directors, Independent Member
Mr. Davidson is an accomplished businessman in both mining and media industries worldwide. He serves as Chairman & director of Ouro do Brasil Holdings Ltd. and as a director of Core Values Mining & Exploration, two private mining entities. He serves as CEO & director of Universal Tech Corp and as Treasurer and Secretary of NMX Holdings, a media concern. He was a founding director of Anatolia Minerals which has evolved into Alacer Gold Corp. He has many other involvements, credits and interests in the resource space.

GEOLOGICAL ADVISORY BOARD

Odin (Odie) Christensen

Mr. Christensen has extensive domestic and international experience in precious- and base-mineral exploration, deposit development and mining. He has worked in 28 countries and many western US states. His career has included 19 years with Newmont Mining Corp in progressive roles with his last eight years of tenure (1992-2000) as Chief Geologist for Newmont responsible for technical oversight and quality control of worldwide geologic activities. He presently consults to mineral exploration companies worldwide.

Winthrop (Win) A. Rowe

Mr. Rowe's 40 plus year geological career includes 29 years in primarily senior level geologic technical positions with various employers including Hanna Mining Company, Freeport McMoran and Pegasus Gold. Mr. Rowe has participated in a number of exploration and mine expansion programs resulting in multiple new discoveries, mine expansions and resource / reserve expansions in projects within the continental US as well as Chile and Australia. He presently heads a private exploration entity in Northern Nevada.

TECHNICAL ADVISORS

James L. Wright – Consulting Geophysicist

James is the owner of Wright Geophysics and has over 36 years of geophysical experience in mineral exploration.   James has worked with Newmont Mining Corporation as Manager of the Nevada Geophysical Operations along with Sulpetro Minerals, St. Joseph Exploration Ltd. And Phelps Dodge Corporation.

Shea "Clark" Smith – Consulting Geochemist

Owner and Chief Geochemist of Minerals Exploration & Environmental Geochemistry. Thirty-five (35) years geochemical experience in mineral exploration. Formerly Chief Geochemist for American Selection Trust (Amselco-Kennecott-British Petroleum), Phillips Petroleum/Strategic Minerals Division, Houston Oil & Minerals.



VALOR GOLD

200 South Virginia Street
Eigth Floor
Reno, NV 89501
Office: (888) 734-4361
Cell: (925) 930-0100
drector@valorgold.com

Ticker Symbol: VGLD